# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Peloton Interactive, Inc., CIK 0001639825
CUSIP: 70614W100
Title of class of securities: Class A Common Stock, $0.000025 par value per share
Address of issuer's principal executive offices: 441 NINTH AVE., SIXTH FLOOR, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000912282-26-000724
Filed by CIK 0001456670

## Reporting persons
- DNB Asset Management AS: type of reporting person: investment adviser (IA); citizenship or place of organization: Norway (Q8); sole voting power 41,792,037; shared voting power 0; sole dispositive power 41,792,037; shared dispositive power 0; aggregate amount beneficially owned 41,792,037 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Peloton Interactive, Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, 6th Floor, New York, NY, 10001

## Item 2. Person Filing
Name of person filing: DNB Asset Management AS
Address of principal business office or, if none, residence: Dronning Eufemias Gate 30, 0191 Oslo, Norway
Citizenship: Citizenship is set forth in Row 4 of the cover page for the Reporting Person and is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 41,792,037
Percent of class: 9.7%
Sole power to vote or to direct the vote: 41,792,037
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 41,792,037
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DNB Asset Management AS: /s/ Jens Kildal, Head of Reporting (11/13/2026)